NEON BLOOM, INC.	March 4, 2022

8860 Columbia 100 Parkway

Suite 216

Columbia, MD 21045

VIA EDGAR

Attorney Mindy Hooker

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Neon Bloom, Inc.
Offering Statement on Form 1-A
Filed January 5, 2022
File No. 024-11767

Dear Ms. Hooker:

In response to your letter dated February 1, 2022, the following information is hereby submitted on behalf of Neon Bloom, Inc. (the “Company”). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff’s comments in italicized text immediately before our response.

Form 1-A filed on January 5, 2022

General

1.	We note that on December 22, 2021, you issued 2,000,000 shares of Series B Preferred Stock to Mr. Elzufon. Please revise Item 6 of Part I of Form 1-A to provide for the issuance of all securities over the past 12-month period.

Response: We have revised Item 6 of Part I of Form 1-A to include the issuance of all securities within the last 12 months.

Part I. Item 3. Application of Rule 262, page i

2.	We note you have checked the box indicating that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other “covered persons” have experienced a disqualifying event. Please explain.

Response: The box indicating that “bad actor” disclosure under Rule 262(d) was provided in Part II of the offering statement was checked mistakenly in our previous filing. Such disclosure is not included, and to our knowledge, neither the Company nor a “covered person” has experienced a disqualifying event. We have unchecked the box in the filing being submitted concurrently with this correspondence.

The Company will likely incur debt, page 4

3.	Please revise to disclosure to quantify the amount of debt incurred.

Response: We have revised our disclosure to include the amount of debt we have previously incurred.

We will be reliant on key suppliers, page 4

4.	We note your risk factor disclosure that you have entered into confidential agreements with key suppliers. Please expand your discussion to provide all material disclosure relating to any material agreement you have entered into. In addition, please file all material agreements pursuant to Item 17 of Form 1-A.

Response: We have removed the risk factor disclosure that we have entered into confidential agreements with key suppliers as we no longer believe it is applicable to our business. We use several different suppliers depending on a variety of factors and have not entered into material agreements with any of them.

Use of Proceeds, page 15

5.	We note that you intend to use proceeds from this offering to pay certain debt. Please revise to provide the information required by paragraph 6 of the Instructions to Item 6 of Form 1-A.

Response: We have revised our disclosure to include the information required by paragraph 6 of the Instructions to Item 6 of Form 1-A.

Description of Business, page 17

6.	Please revise your corporate history disclosure to include all material terms relating to your change in control transactions, including the resignation and appointment of officers and directors.

Response: We have included in our corporate history as much information as we have relating to previous change in control transactions. We have reached out to previous management in an attempt to gain additional information but have received limited response. We believe that we have included all material information in our corporate history relating to previous change in control transactions.

7.	We note disclosure that on September 8, 2018, the court awarded custodial control of Phoenix International Ventures, Inc. to Small Cap Compliance, LLC as a result of the absence of a functioning board of directors and the revocation of the company’s charter, and the company was revived. Please disclose the facts and circumstances of this absence and revocation and of the action in court including the names of all of the parties to the action, how Small Cap Compliance, LLC became interested in Phoenix International Ventures, Inc. and any relationship it had with the company or its affiliates and why Small Cap Compliance, LLC became the party awarded custodial control of the company. Disclose the name of the investor that paid $40,000 to Small Cap Compliance, LLC for its duties as custodian. Please also clarify what happened to the company securities the shareholders owned from 2011.

Response: As previously noted, we have contacted prior management to attempt to gain additional information regarding our corporate history and the custodianship transaction. Unfortunately, their responses have been limited. We have revised our disclosure and answered your requests as much as possible with the information we have available to us.

Plan of Operations, page 18

8.	We note your disclosure that Bazelet aims to provide products that are safe, effective, and affordable. Please remove this statement, here and elsewhere, as safety and efficacy determinations are solely within the authority of the FDA.

Response: We have removed this statement from the Offering Statement.

Employees, page 19

9.	Please disclose if your executive officers and significant employees work full time or part- time for your company, and if less than full time, disclose the number of hours per week or month. See Item 10 of Form 1-A.

Response: We have revised our disclosure to include the information requested.

Compensation of Directors and Executive Officers, page 25

10.	Please revise your disclosure to include executive compensation for the last completed fiscal year. Please see Item 11 of Form 1-A.

Response: We have revised our disclosure to include the information requested.

11.	Pursuant to Part III, Item 17 of Form 1-A, please file your employment agreement with Walter Tabaschek as an exhibit.

Response: We have filed the employment agreement with Walter Tabaschek as an exhibit.

Statement of Cash Flows for the nine months ended September 30, 2021, page 43

12.	Please revise your statement of cash flows to accurately depict the cash flows for the nine months ended September 30, 2021. In this regard, we note changes in balance sheet accounts do not appear to correspond to the activity shown on your cash flow statement. Additionally, your cash flow statement does not quantify the non-cash investment in Bazelet Health Systems.

Response: We have revised the financial statements accordingly.

Notes to the Consolidated Financial Statements Nine Months Ended September 30, 2021

Note 1 - Organization and basis of accounting, page 44

13.	Disclosure on page 45 indicates that on January 28, 2021 you completed an acquisition of Bazelet Health Systems, Inc. in an all-stock transaction. And that as a result of the acquisition, Dr. Salsburg Family Trust, LLC, David Grand and Robyn Frick each became holders of 40,000,000 common shares and 250,000 preferred shares of Neon Bloom, representing a control block for the Company. Please revise your disclosures to clearly indicate how you are accounting for this transaction and how you determined the approach was appropriate. You should refer to ASC 805-10, 805-40 and 805-50. In your response, please address whether the three owners who now represent a control block for the company were related parties prior to this transaction.

Response: We have attached Unaudited Pro Forma Condensed Combined Financial Information that includes the information requested.

Notes to the Consolidated Financial Statements for the years ended December 31, 2020 and December 31, 2019, page 53

14.	Please revise your footnote disclosures to provide a more comprehensive explanation of the activities that led to the Company having no assets or liabilities at December 31, 2020. Additionally, please explain why your cash flow statement does not appear to accurately reflect the movement in your balance sheet year over year. For example, we read your disclosure in Note 6 - Related Party Transactions on page 56 indicating that you paid off a loan on October 2, 2020, but the cash flow activity is not consistent with the amount disclosed in the footnotes.

Response: We have revised the financial information accordingly.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

/s/ Michael Elzufon
Michael Elzufon
CEO